EXHIBIT 99.1

Juanicipio Achieves Commercial Production

VANCOUVER, British Columbia, June 05, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce that commercial production has been achieved at the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) effective June 1, 2023.

Following a successful commissioning period, the Juanicipio mine, processing facility and other vital systems are operating in line with, or rapidly approaching design capacity. The Juanicipio mill is operating at approximately 85% of its design capacity of 4,000 tonnes per day (“tpd”) with silver recovery consistently above 88%. On a 100% basis, approximately 3.2 million ounces of silver have been produced from the Juanicipio processing facility from March 2023 to the end of May 2023, and production is expected to continue to increase steadily through Q3 where it is envisioned the plant will be running at design capacity. All major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels. The operations team is continually seeking opportunities to improve and optimize the mine, plant and other critical systems to achieve and potentially exceed design capacities.

“Reaching this important milestone of commercial production at Juanicipio completes our transformation from developer to producer,” said George Paspalas, President and CEO of MAG Silver. “Today marks the beginning of a very exciting and dynamic growth phase for MAG as we combine stable, high-margin silver production with the ongoing high-grade exploration potential that has made and continues to make MAG so unique.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the 4,000 tonnes per day Juanicipio Project (44%), operated by Fresnillo Plc (56%). The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the Larder Lake Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of commissioning activities and the full-scale ramp up of milling activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com